SUSAN K. SHAPIRO

617.345.3310

SSHAPIRO@BURNSLEV.COM

March 16, 2007

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Allied Nevada Gold Corp.
Amendment No. 1 to Registration Statement on Form 10
Filed February 20, 2007
File No. 001-33119

Ladies and Gentlemen:

On behalf of our client, Allied Nevada Gold Corp. (the “Company”), we set forth below the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”), in a letter dated March 9, 2007 from H. Roger Schwall, with respect to the Company’s Amendment No. 1 to Registration Statement on Form 10, File No. 001-33119, filed on February 20, 2007 (as so amended, the “Form 10”). On the date hereof, the Company has filed Amendment No. 2 to the Form 10 (“Amendment No. 2”) incorporating the revisions described herein. For your convenience, each response follows the sequentially numbered Comment copied from your letter of March 9, 2007. Three copies of Amendment No. 2, marked to show changes from Amendment No. 1 to the Form 10, are being delivered to Ms. Mellissa Campbell Duru.

General

Comment (1):

We reissue prior comment 2. Please update your financial statements.

Response (1):

In response to the above Comment, the Company has updated the financial statements and related disclosure in the Form 10 through to December 31, 2006. Please see pages 9, 15-22, 69 and F-6 – F-24.

U.S. Securities and Exchange Commission

March 16, 2007

Employees, page 11

Comment (2):

We refer you to the Professional Service Agreement filed as exhibit 10.5 to the registration statement that was entered into with Mr. Pescio on February 15, 2007. Please revise your disclosure to specifically identify Mr. Pescio as one of the consultants that you have engaged. In addition, please provide a cross-reference to the disclosure regarding the terms of his engagement as disclosed on pages 67-68.

Response (2):

In response to the above Comment, the Company has revised this disclosure to identify Mr. Pescio as one of the consultants engaged by the Company, and has included a cross-reference regarding the terms of his engagement. Please see page 11.

This letter responds to all comments contained in Mr. Schwall’s letter of March 9, 2007. The Company is concurrently submitting a separate letter to the Commission that includes the acknowledgements requested by the Staff in connection with the Company’s responses to the comments in the March 9 letter. If you have any questions, please do not hesitate to call the undersigned at (617) 345-3310.

Very truly yours,

/s/ Susan K. Shapiro
Susan K. Shapiro

cc:	Ms. Mellissa Campbell Duru
Ms. Jill Davis
Ms. Jennifer Goeken